SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer No. 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID), in compliance with Article 157, paragraph 4, of Law No. 6,404/1976 (“Brazilian Corporate Law”) and CVM Resolution No. 44/2021, and further to the Material Facts disclosed on January 15, August 10, and October 30, 2026, as well as the Notices to the Market disclosed on April 16, August 12, and October 20, 2026, informs its shareholders and the market in general that, yesterday, it has entered into, in its capacity as seller, a Share Purchase Agreement and Other Covenants (“Share Purchase Agreement”) with Huaxin Building Materials Group Co. (“Buyer” or “Huaxin”), with the intervention and consent of CSN Cimentos Brasil S.A. (“CSN Cimentos”). The agreement concerns the sale by the Company to the Buyer of the shares issued by CSN Cimentos (“Transaction”).

The enterprise value agreed upon for the Transaction is R$ 12.7 billion, subject to customary closing adjustments applicable to transactions of this nature, including adjustments related to the net debt and working capital of CSN Cimentos as of the closing date.

The consummation of the Transaction is subject to the satisfaction of precedent conditions customary for transactions of this nature, including (i) approval by the Administrative Council for Economic Defense (CADE); (ii) prior consent from the National Electric Energy Agency (ANEEL); and (iii) applicable Chinese regulatory approvals. The Company expects to complete the Transaction as soon as such conditions are met.

The Transaction represents an important step in the Company’s strategy aimed at reducing its indebtedness and balancing its capital structure.

The Company will keep its investors and the market in general duly informed regarding any relevant developments related to the Transaction, in accordance with applicable laws and regulations.

São Paulo, November 08, 2026

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.